

VIA FACSIMILE AND U.S. MAIL

September 6, 2007

Eric W. Finlayson
Senior Vice President and Chief Financial Officer
Metalico, Inc
186 North Avenue East
Cranford, NJ 07016

>   **RE: Metalico, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and**
>   **June 30, 2007**
>   **File No. 1-32453**

Dear Mr. Finlayson:

        We have reviewed your letter dated July 25, 2007 and have the following
comments. Where indicated, we think you should revise your disclosures in response to
these comments. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary
in your explanation. Please understand that the purpose of our review process is to assist
you in your compliance with the applicable disclosure requirements and to enhance the
overall disclosure in your filing. We look forward to working with you in these respects.
We welcome any questions you may have about our comments or on any other aspect of
our review. Feel free to call us at the phone numbers listed below.

<p align="center">FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</p>

Note 17. Other Commitments and Contingencies, page F-32

AgriFuel Co., Repurchase Obligations, page F-34

1. We have read your response to comment three from our letter dated June 29,
    2007. We appreciate the information you have provided to us concerning your
    repurchase obligations related to Beacon Energy Corp. In order for us to better
    understand the terms of this agreement, we have additional questions.

    •   Please clarify the meaning of section 5A(i)(b) of the Stock Subscription and
        Stockholder Agreement. We note that the Purchaser at their option could
        require Metalico to purchase their securities for consideration equal to the

common stock of Metalico, at a price per-share equal to the closing price for Metalico common stock on the American Stock Exchange on the date such Purchaser's Capital Contribution was made,….". It is unclear to us how this clause would operate. For example, it is unclear if the purchaser is entitled to the number of Metalico shares priced on a per-share basis as defined, equal to their original Capital Contribution, or twice the amount of the Capital Contribution. Clarify whether this clause allows for a fixed number of Metalico shares, or a variable number. We request that you provide us with a quantified example of this option, if exercised.

- Please provide us with a reasonably detailed update on the financial statement audit of Beacon and the status of Board Authorization.

- Given that your total potential obligation related to your derivative liability is $12.7 million as of March 31, 2007, please tell us how you determined that the fair value of your derivative is zero. Please provide us with your fair value analysis of your derivative. Your analysis should provide us with sufficiently detailed information to allow us to understand the material assumptions you have made and why you believe those assumptions are reasonable.

Form 10-Q for the Quarter Ended June 30, 2007

Consolidated Statements of Income, page 3

2. We note that you included your loss on the sales of property and equipment in financial and other income (expense). In future filings please classify these losses in operating income as required by 45 of SFAS 144.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant